ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.2

NOVONIX Announces Completion of Due Diligence for Combination of Natural Graphite Interests into Axon Graphite

BRISBANE, Australia, May 16, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX”), a leading battery materials and technology company, today announced that due diligence has been satisfactorily completed for both NOVONIX and Lithium Energy Limited (ASX: LEL)(“LEL”) to contribute their natural graphite exploration interests into a new company, Axon Graphite Limited (“Axon”).

As previously announced, NOVONIX has agreed to divest MD South Tenements Pty Ltd, its wholly owned subsidiary that holds the Mount Dromedary natural graphite exploration interests, to Axon Graphite Limited, a subsidiary of LEL. LEL will contribute its interest in its Burke and Corella graphite projects to Axon pursuant to the agreement. As consideration for the transaction, NOVONIX will receive shares in Axon, which the parties intend to list on the Australian Securities Exchange (“ASX”). The transaction is subject to the completion of the proposed initial public offering (“IPO”) of Axon, and receipt of approval for the admission of Axon to the ASX.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, strategic partnerships, and as a leading North American supplier of battery-grade synthetic graphite,

NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future. To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Valerie Malone, media@novonixgroup.com (media)

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements about the Company and the industry in which we operate. Forward-looking statements can generally be identified by use of words such as “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” or “would,” or other similar expressions. Examples of forward-looking statements in this communication include statements we make regarding the proposed transaction with Lithium Energy Limited and the proposed Axon Graphite Limited IPO and ASX listing, We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA

financial needs. Such forward-looking statements involve and are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Factors that could affect our business and results are included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including the Company's Form 20-F. Copies of these filings may be obtained by visiting our Investor Relations website at www.novonixgroup.com or the SEC's website at www.sec.gov.

Forward-looking statements are not guarantees of future performance or outcomes, and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Accordingly, you should not place undue reliance on forward-looking statements. Any forward-looking statement in this communication is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time, whether as a result of new information, future developments or otherwise, except as required by law.

In particular, we caution that the proposed Axon IPO and ASX listing may be subject to final board and regulatory approvals and is dependent on market conditions. We caution that the admission of Axon to the official list of the ASX is conditional on and subject to the ASX’s satisfaction that Axon has a structure and operations suitable for a listed entity at the ASX’s absolute discretion.

In accordance with section 734(5)(b) of the Corporations Act 2001 (Cth) (Corporations Act), it is noted that:

•
Axon will be the offeror of fully paid ordinary shares under the IPO;
•
a prospectus will be issued by Axon in accordance with Part 6.2 of the Corporations Act when the IPO shares are offered;
•
a person should consider the prospectus in deciding whether to apply for IPO shares; and
•
anyone who wants to apply for the IPO will need to complete an application form that will be in or will accompany the prospectus.

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

GPO Box 525 Brisbane Qld 4001

AUSTRALIA